UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TRANSWITCH CORPORATION

(Name of Subject Company)

TRANSWITCH CORPORATION, as Issuer

(Names of Filing Persons (identifying status as offeror, issuer or other person))

4½% CONVERTIBLE NOTES DUE 2005

(Title of Class of Securities)

894065 AB7

(CUSIP Number of Class of Securities)

Dr. Santanu Das,

President and Chief Executive Officer

TranSwitch Corporation

3 Enterprise Drive

Shelton, Connecticut 06484

(203) 929-8810

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of filing persons)

Copies to:

Timothy C. Maguire, Esq. Testa, Hurwitz & Thibeault 125 High Street Boston, Massachusetts 02110 (617) 248-7000	Abigail Arms, Esq. Shearman & Sterling 801 Pennsylvania Avenue Washington, D.C. 20004-2604 (202) 508-8000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)

$94,143,000	$7,617

(1)	Pursuant to Rule 457(f)(1) under the Securities Act of 1933, this amount is the market value as of August 26, 2003 of the maximum amount of 4½% Convertible Notes due 2005 (the “Existing Notes”) that may be received by the Registrant from tendering holders in the exchange offer.

(2)	Registration fee previously paid in connection with the Issuer’s Registration Statement on Form S-4 filed May 16, 2003 and August 27, 2003.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $7,617

Form or Registration No.:    Form S-4 (File No. 333-105330)

Filing Party:    TranSwitch Corporation

Date Filed:    May 16, 2003 and August 27, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TranSwitch Corporation (the “Company”), a Delaware corporation, hereby further amends the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 27, 2003, as amended on September 17, 2003 (the “Schedule TO”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange up to all of its outstanding 4½% Convertible Notes due 2005 (the “Existing Notes”) for 5.45% Convertible Plus Cash NotesSM due September 30, 2007 (the “Plus Cash Notes”) (the “Exchange Offer”) upon the terms and subject to the conditions set forth in the preliminary prospectus (the “Prospectus”) and in the related Letter of Transmittal, which are Exhibit (a)(1) and Exhibit (a)(3) to this Schedule TO, respectively.

On September 22, 2003, the Company issued a press release announcing that a conversion consideration determination period for the exchange offer of its Plus Cash Notes has concluded. Pursuant to the terms of the exchange offer, the base share amount and the auto-conversion price is to be fixed as of the second trading day immediately preceding the expiration date of the exchange offer, which will be September 24, 2003, unless extended by the Company as permitted by the terms of the exchange offer. Each Plus Cash Note will be convertible into 182.71 shares of the Company’s common stock (the base share amount) plus $500 in cash, which the Company may elect to pay with shares of its common stock under certain circumstances. The Company may auto-convert the Plus Cash Notes any time the closing price of its common stock exceeds $5.47 for 20 trading days during any consecutive 25 trading day period, subject to the terms of the Plus Cash Notes. The base share amount was determined by dividing (i) the result of subtracting the $500 plus cash amount from $952.38, by (ii) the simple average of the closing bid price of the Company’s common stock on September 16, 17, 18, 19 and 22, 2003. The auto-conversion price was determined by dividing (i) the result of subtracting the $500 plus cash amount from $1,500 by (ii) 182.71, which is the number of base shares.

The exchange offer is scheduled to expire at 12:00 midnight, New York City time (EST), on September 24, 2003, unless extended.

Item 12.    Exhibits.

(a)	(1) Preliminary Prospectus, dated August 27, 2003, incorporated herein by reference to the Company’s Registration Statement on Form S-4 (File No. 333-105330) as amended.

(2)	Form of 5.45% Convertible Plus Cash NotesSM Indenture between the Issuer and U.S. Bank National Association (the “Indenture”).*

(3)	Form of Letter of Transmittal.*

(4)	Form of Notice of Guaranteed Delivery.*

(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(6)	Form of Letter to Clients.*

(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(8)	Press Release issued May 16, 2003 (filed by the Company pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).

(9)	Transcript of TranSwitch’s Second Quarter 2003 Earnings Conference Call dated July 16, 2003 (filed by the Company on July 17, 2003 pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended.

(10)	Press Release issued August 27, 2003.**

(11)	Press Release issued September 22, 2003.

(b)	Not applicable.

(d) (1)	Rights Agreement, dated as of October 1, 2001, between TranSwitch Corporation and EquiServe Trust Company, N.A., which includes the form of Rights Certificate and the Summary of Rights to Purchase Preferred Shares (previously filed as Exhibit 1 to TranSwitch’s Registration Statement No. 0-25996 on Form 8-A filed on October 2, 2001).

(2)	Third Amended and Restated 1995 Stock Option Plan, as amended (previously filed as an exhibit to TranSwitch’s Definitive Proxy Statement on Schedule 14A dated April 26, 1999).

(3)	1995 Employee Stock Purchase Plan, as amended (previously filed as an exhibit to TranSwitch’s Registration Statement on Form S-8 (File No. 333-89798)).

(4)	1995 Non-Employee Director Stock Option Plan, as amended (previously filed as an exhibit to TranSwitch’s Registration Statement on Form S-8 (File No. 333-89798)).

(5)	Form of Incentive Stock Option Agreement under the 1995 Stock Plan (previously filed as an exhibit to TranSwitch’s Registration Statement on Form S-8 (File No. 33-94234)).

(6)	Form of Non-Qualified Stock Option Agreement under the 1995 Stock Plan (previously filed as an exhibit to TranSwitch’s Registration Statement on Form S-8 (File No. 33-94234)).

(7)	1995 Employee Stock Purchase Plan Enrollment/Authorization Form (previously filed as an exhibit to TranSwitch’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and incorporated herein by reference).

(8)	Form of Non-Qualified Stock Option Agreement under the 1995 Non-Employee Director Stock Option Plan (previously filed as an exhibit to TranSwitch’s Registration Statement on Form S-8 (File No. 33-94234) and incorporated herein by reference).

(9)	2000 Stock Option Plan (previously filed as Exhibit 4.2 to TranSwitch’s Registration Statement on Form S-8 (File No. 333-75800)).

(10)	Form of Non-Qualified Stock Option Agreement under the 2000 Stock Option Plan (previously filed as Exhibit 4.3 to TranSwitch’s Registration Statement on Form S-8 (File No. 333-75800)).

(11)	1999 Stock Incentive Plan of Onex Communications Corporation (previously filed as Exhibit 4.2 to TranSwitch’s Registration Statement on Form S-8 (File No. 333-70344)).

(12)	Form of Incentive Stock Option Agreement under the 1999 Stock Incentive Plan of Onex Communications Corporation (previously filed as Exhibit 4.3 to TranSwitch’s Registration Statement on Form S-8 (File No. 333-70344)).

(13)	1995 Stock Plan of Alacrity Communications, Inc. (previously filed as Exhibit 4.2 to TranSwitch’s Registration Statement on Form S-8 (File No. 333-44032)).

(14)	Form of Stock Option Agreement under the 1995 Stock Plan of Alacrity Communications, Inc. (previously filed as Exhibit 4.3 to TranSwitch’s Registration Statement on Form S-8 (File No. 333-44032)).

(15)	Amended and Restated Articles of Incorporation, as amended to date (previously filed as Exhibit 3.1 to TranSwitch’s annual report on Form 10-K for the fiscal year ended December 31, 2001).

(g)	See Exhibit (a)(1) above.

(h)	Tax Opinion of Testa Hurwitz & Thibeault, LLP*

1.	The information set forth in response to Item 12(a)(1) of this Schedule TO is incorporated herein by reference.

*	Filed as an exhibit to the Company’s Registration Statement on Form S-4 (File No. 333-105330) as amended and incorporated herein by reference.

**	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

TRANSWITCH CORPORATION

/s/ Peter J. Tallian
Name: Peter J. Tallian Title: Senior Vice President, Chief Financial Officer and Treasurer

Date: September 22, 2003

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)	Preliminary Prospectus, dated August 27, 2003, incorporated herein by reference to the Company’s Registration Statement on Form S-4 (File No. 333-105330) as amended.

(a)(2)	Form of 5.45% Convertible Plus Cash NotesSM Indenture between the Issuer and U.S. Bank National Association (the “Indenture”).*

(a)(3)	Form of Letter of Transmittal.*

(a)(4)	Form of Notice of Guaranteed Delivery.*

(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(6)	Form of Letter to Clients.*

(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(8)	Press Release issued May 16, 2003 (filed by the Company pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).

(a)(9)	Transcript of TranSwitch’s Second Quarter 2003 Earnings Conference Call dated July 16, 2003 (filed by the Company on July 17, 2003 pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended.

(a)(10)	Press Release issued August 27, 2003.**

(a)(11)	Press Release issued September 22, 2003.

(d)(1)	Rights Agreement, dated as of October 1, 2001, between TranSwitch Corporation and EquiServe Trust Company, N.A., which includes the form of Rights Certificate and the Summary of Rights to Purchase Preferred Shares (previously filed as Exhibit 1 to TranSwitch’s Registration Statement No. 0-25996 on Form 8-A filed on October 2, 2001).

(d)(2)	Third Amended and Restated 1995 Stock Option Plan, as amended (previously filed as an exhibit to TranSwitch’s Definitive Proxy Statement on Schedule 14A dated April 26, 1999).

(d)(3)	1995 Employee Stock Purchase Plan, as amended (previously filed as an exhibit to TranSwitch’s Registration Statement on Form S-8 (File No. 333-89798)).

(d)(4)	1995 Non-Employee Director Stock Option Plan, as amended (previously filed as an exhibit to TranSwitch’s Registration Statement on Form S-8 (File No. 333-89798)).

(d)(5)	Form of Incentive Stock Option Agreement under the 1995 Stock Plan (previously filed as an exhibit to TranSwitch’s Registration Statement on Form S-8 (File No. 33-94234)).

(d)(6)	Form of Non-Qualified Stock Option Agreement under the 1995 Stock Plan (previously filed as an exhibit to TranSwitch’s Registration Statement on Form S-8 (File No. 33-94234)).

(d)(7)	1995 Employee Stock Purchase Plan Enrollment/Authorization Form (previously filed as an exhibit to TranSwitch’s Annual Report on Form 10-K for fiscal year ended December 31, 2001 and incorporated herein by reference).

(d)(8)	Form of Non-Qualified Stock Option Agreement under the 1995 Non-Employee Director Stock Option Plan (previously filed as an exhibit to TranSwitch’s Registration Statement on Form S-8 (Filed No. 33-94234) and incorporated herein by reference).

(d)(9)	2000 Stock Option Plan (previously filed as Exhibit 4.2 to TranSwitch’s Registration Statement on Form S-8 (File No. 333-75800)).

(d)(10)	Form of Non-Qualified Stock Option Agreement under the 2000 Stock Option Plan (previously filed as Exhibit 4.3 to TranSwitch’s Registration Statement on Form S-8 (File No. 333-75800)).

(d)(11)	1999 Stock Incentive Plan of Onex Communications Corporation (previously filed as Exhibit 4.2 to TranSwitch’s Registration Statement on Form S-8 (File No. 333-70344)).

(d)(12)	Form of Incentive Stock Option Agreement under the 1999 Stock Incentive Plan of Onex Communications Corporation (previously filed as Exhibit 4.3 to TranSwitch’s Registration Statement on Form S-8 (File No. 333-70344)).

(d)(13)	1995 Stock Plan of Alacrity Communications, Inc. (previously filed as Exhibit 4.2 to TranSwitch’s Registration Statement on Form S-8 (File No. 333-44032)).

(d)(14)	Form of Stock Option Agreement under the 1995 Stock Plan of Alacrity Communications, Inc. (previously filed as Exhibit 4.3 to TranSwitch’s Registration Statement on Form S-8 (File No. 333-44032)).

(d)(15)	Amended and Restated Articles of Incorporation, as amended to date (previously filed as Exhibit 3.1 to TranSwitch’s annual report on Form 10-K for the fiscal year ended December 31, 2001).

(g)	See Exhibit (a)(1) above.

(h)	Tax Opinion of Testa, Hurwitz & Thibeault, LLP*

*	Filed as an exhibit to the Company’s Registration Statement on Form S-4 (File No. 333-105330) as amended and incorporated herein by reference.

**	Previously filed.